Exhibit A


VIA FACSIMILE

August 23, 2001

Mr. Thomas Schneider
President and Chief Executive Officer
Pathfinder Bancorp, Inc.
214 West First Street
Oswego, NY  13126

Dear Mr. Schneider:

	You stated on Tuesday, August 21, 2001 that, "continuing independent operation of Pathfinder Bank is in the best interests of our customers, shareholders and community". This statement is disingenuous at best.

	Permit me to point out some empirical evidence. On March 20, 2001, I communicated with your Chairman, Chris Gagas, urging him to give serious consideration to enhancing shareholder value. On that date, the stock closed at $6.75. Yesterday, the stock traded in the aftermarket as high as $14.86, which is clearly a result of the fact that Fulton Savings Bank has offered to purchase the public shares of Pathfinder at $17.00 per share. Furthermore, my opinion is that the financial community responded positively to my 13d filing in anticipation that this would precipitate management acting to enhance shareholder value. It is obvious why the stock has risen to its present level.

	A year prior to my March 20, 2001 communication to Chairman Gagas, the All Public Traded Thrift Index increased by 62.23% (source SNL Securities Thrift Investor - April 2001 issue). During this same time period, Pathfinder stock did not increase in price, but rather decreased by 15.625%. How can you possibly say that this is in the best interest of the shareholders?

	The bank's performance over the past year has been disgraceful. The earnings of $.14 per share and the return on equity of 1.79% are shameful. Unfortunately, this trend has continued for the past three years. Do you have some sort of plan to waive a magic wand and change things?

	Another important shareholder concern is the limited liquidity of the stock. There were days in which there was no trading activity or as little as 100 shares bought or sold. Please explain how this is a good environment for our shareholders.

	Mr. Schneider, the shareholders are not stupid. They realize that only you and the directors are benefiting from maintaining the status quo. Today, the stock is selling for $12.70 per share, and it is only because shareholders are hopeful that you and your colleagues would do the right thing, and immediately begin sincere negotiations.

	If Fulton Savings Bank's offer is accepted, the result would be twice the number of branches to serve customers, more efficiency in serving customers, and lesser costs of operations could possibly inure to the benefit of customers. Small banks have limitations on maximum lending, and this transaction would significantly increase the amount of a loan to a single customer.

	Your comments on August 21, 2001 are either grossly mistaken or you are not telling the truth. Unless I hear from you to the contrary, I will view this as an admission that you have not been truthful.

	Please notify Fulton Savings Bank of your intention to enter into serious negotiation. If you turn down Fulton Savings Bank's offer, Pathfinder's stock will no doubt precipitously diminish in value. How will this benefit the shareholders?

	Over the past few years, Chairman Gagas has told me several times to be patient and things would happen. The only thing that has happened is that things have gotten worse.

	I would request that you forward a copy of this letter to all of the directors of Pathfinder.


							Sincerely,



							Seymour Holtzman